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Exhibit 99.36
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

To Contact Sparta:         Jerry B. Hook, Ph.D.                        Ronald H. Spair
                           Chairman, President & CEO                   Senior Vice President & CFO
                           Sparta Pharmaceuticals, Inc.                Sparta Pharmaceuticals, Inc.
                           (215) 442-1700, Ext. 205                    (215) 442-1700, Ext. 207
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FOR IMMEDIATE RELEASE

                    Sparta Announces Receipt of Nasdaq Notice
                   Related to Continued Listing Requirements
                    Company Evaluates Strategic Alternatives

Horsham, PA, October 7, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) announced today that the Company has been advised by Nasdaq of its failure to maintain certain continued listing requirements for its Class A, B, and C Common Stock Warrants and Units (SPTAW, SPTAZ, SPTAL and SPTAU) which may lead to a delisting. The securities have failed to maintain a minimum of two active market makers. An active market maker is one who is registered to trade a security and maintains a continuous, two-sided quotation. If the securities do not have two active market makers for any ten consecutive trading days within the period ending October 9, 1998, they will be delisted, effective with the close of business on October 9, 1998. Additionally, Nasdaq has notified the Company of its failure to meet the continued listing requirements based on to the maintenance of a $1.00 minimum bid price for the Company's Common Stock (SPTA). The Company has until November 30, 1998, to comply with the $1.00 minimum bid price requirement. If at any time within the period ending November 30, 1998, the Common Stock reports a closing bid price of $1.00 or greater for ten consecutive trading days, it will have complied with the minimum bid price requirement. In the event that the Company fails to meet the $1.00 minimum bid price within the period ending November 30, 1998, the Company's securities would likely be removed from the Nasdaq SmallCap Market and moved to the OTC Bulletin Board.

To evaluate strategic alternatives with respect to enhancing stockholder value, Sparta has retained an investment bank specializing in the life sciences.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or effectiveness of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes three potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.

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